Neuberger Berman Investment Advisers LLC 605 Third Avenue New York, NY 10158-3698 Tel: (212) 476-9000

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Neuberger Berman
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(877) 461-1899

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND
ANNOUNCES DATES OF PREVIOUSLY ANNOUNCED TENDER OFFER

NEW YORK, NY, October 24, 2016 — Neuberger Berman Real Estate Securities Income Fund Inc. (NYSE MKT: NRO) (the “Fund”) announced today that its previously announced tender offer for up to 15% of its outstanding shares of common stock at a price equal to 98% of its net asset value per share (“NAV”), as determined on the day the tender offer expires, is currently expected to commence on December 9, 2016, and expire on January 9, 2017, unless extended.  The Fund previously announced that it would conduct a tender offer for up to 15% of its outstanding shares of common stock at a price equal to 98% of its NAV if the Fund’s shares of common stock traded at an average daily discount to NAV of more than 10% during the period from December 31, 2015 through September 30, 2016 (the “Measurement Period”).  While the Fund’s shares of common stock traded at a discount to NAV of 9.54% as of the close of the Measurement Period, the stock’s average daily discount to NAV for the Measurement Period was 11.80%.  Accordingly, the Fund announced it will conduct a tender offer.

Additional terms and conditions of the Fund’s tender offer will be set forth in its offering materials, which will be distributed to its common stockholders.  If more than 15% of the Fund’s outstanding common stock is tendered, and not withdrawn, the Fund will purchase common stock from tendering stockholders on a pro rata basis.  Accordingly, common stockholders cannot be assured that the Fund will purchase all of their tendered common stock.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell stock of the Fund.  The Fund has not yet commenced the tender offer described in this release.  Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov.  Common stockholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offer.  The Fund will also make available, without charge, the offer to purchase and the letter of transmittal.

About Neuberger Berman

Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager.  The firm manages equities, fixed income, private equity and hedge fund portfolios for institutions and advisors worldwide.  With offices in 19 countries, Neuberger Berman’s team is more than 1,900 professionals and the company was named by Pensions & Investments as a Best Place to Work in Money Management for three consecutive years.  Tenured, stable and long-term in focus, the firm fosters an investment culture of fundamental research and independent thinking.  It manages $255 billion in client assets as of September 30, 2016.  For more information, please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties.  Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.